SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 5) *

BELMOND LTD.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)

G67743107
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment continuing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G67743107

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): n/a
Reuben Brothers Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
Bermuda

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
0

	6	SHARED VOTING POWER:
0

	7	SOLE DISPOSITIVE POWER:
0

	8	SHARED DISPOSITIVE POWER:
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
CO

CUSIP No. G67743107

1	NAMES OF REPORTING PERSONS:
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): n/a
Alexander Bushaev

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION:
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER:
0

	6	SHARED VOTING POWER:
0

	7	SOLE DISPOSITIVE POWER:
0

	8	SHARED DISPOSITIVE POWER:
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
0

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9:
0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):
IN

Item 1(a)	Name of Issuer:

Belmond Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

22 Victoria Street
Hamilton HM 12
Bermuda

Item 2(a).	Name of Person Filing:

This statement is filed by: (i) Reuben Brothers Limited and (ii) Alexander Bushaev, with respect to shares of Class A common stock, $0.01 par value (“Shares”) of the Issuer which had been beneficially owned by Reuben Brothers Limited.

Reuben Brothers Limited and Alexander Bushaev have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which they have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d‑1(k) of the Securities Exchange Act of 1934, as amended.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Reuben Brothers Limited is: 9 Mangrove Bay Road, PO Box MA 320, Sandys Parish MA01, Bermuda, c/o Reuben Brothers SA, 9 Place du Molard, 1204 Geneva, Switzerland. The address of the principal business office of Mr. Bushaev is: Place du Molard 9, CH-1204 Geneva, Switzerland.

Item 2(c).	Citizenship:

Reuben Brothers Limited is a company organized under the laws of Bermuda. Mr. Bushaev is a citizen of the United Kingdom.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, $0.01 par value

Item 2(e).	CUSIP Number:

G67743107

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Reuben Brothers Limited

(a)          Amount beneficially owned:  0
(b)          Percent of Class:  0%
(c)          Number of shares as to which such person has:
(i)          Sole power to vote or to direct the vote:  0
(ii)         Shared power to vote or to direct the vote:  0
(iii)        Sole power to dispose or to direct the disposition of:  0
(iv)        Shared power to dispose or to direct the disposition of: 0

Alexander Bushaev

(a)          Amount beneficially owned: 0
(b)          Percent of Class: 0%
(c)          Number of shares as to which such person has:
(i)          Sole power to vote or to direct the vote:  0
(ii)         Shared power to vote or to direct the vote:  0
(iii)        Sole power to dispose or to direct the disposition of:  0
(iv)        Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☑.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Item 4.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 14, 2019

Reuben Brothers Limited

By:	/s/ Alexander Bushaev
Its:	Director
Authorized Person

/s/ Alexander Bushaev
Alexander Bushaev